Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

January 24, 2022

Marc Rossiter Interview with BNN Bloomberg

Andrew: But first, Enerflex buying a Houston-based outfit, expanding its business and, of course, expanding suite of products that it offers to customers.

We’re joined now by Mark Rossiter. CEO of Enerflex. Mark, thanks for giving us the time today.

Marc: You’re welcome. Thanks for having me

Andrew: Busy Day. You must be a bit disappointed with the reaction in the stock. Why do you think investors are concerned?

Marc: We’re disappointed but not surprised. We knew there would be uncertainty following the announcement.

Andrew: Is that – now, you’ll correct me if I’m wrong, you’re taking on something like $650 million of Exterran’s debt so your leverage will go up as a result of this.

Marc: It will, yeah. Our leverage currently resides at pretty conservative 1.7 net debt to ebitda and it will going to 3.0 at close is what we said in our press release material today which we really think is quite manageable considering the assets we’re getting as part of the deal and what the proforma entity will have.

Andrew: It’s interesting. You’re really looking south here, aren’t you? You’re going to seek a listing in the United States.

Marc: Yeah, it’s something we thought about for a long time to provide a lot of our investors in the United States with the ability to invest in their own currency. We’re excited it.

Andrew: So we know you best for your huge franchise in natural gas compression equipment. Is that the sort of thing Exterran does or what’s their main activity?

Marc: I mean, one of the reasons that we’re really excited about the deal and why we’ve been looking at literally for years is that Enerflex and Exterran have very similar cultures and those cultures are built on top of being really good at building this kind of equipment. So very similar capabilities. Natural gas compression, natural gas processing, power generation, energy transition technologies, and water treatment. So a lot of similar capabilities between the two companies.

Andrew: What are you doing – remind us what you’re doing in the energy transition area. I know are you building out a franchise in carbon dioxide. Is that transporting or capturing C02?

Marc: Well, I’d like to say we’re not even building it out. It’s built out, to be honest with you. We’ve been processing C02 for over 40 years. We have 150 carbon capture projects under our belt and process almost 5 million tons per year of C02 with our current facilities. We’re definitely working with a lot of infrastructure funds that are putting pipelines together to do large-scale C02 collection and sequestration in Alberta, Midwest, US, and Gulf Coast U.S., and our expertise is building the capture plants at the C02 emitters to get the C02 from the ethanol plants, the fertilizer plants, the power stations into the pipeline that will then get sequestered so that’s a big thing for us and we think it will have a meaningful impact on our earnings in the years to come.

Andrew: Right. So you’re involved – the projects you put in for people are involved in capturing 5 million tons of C02 every year.

Marc: Yes, sir.

Andrew: Right. I guess the oil sands, they emit about 70 million metric tons a year of carbon dioxide. But you’re still building it out. I don’t think a lot of people would know that you have such a significant presence in carbon capture.

Marc: No. It’s something we’ve been trying to communicate a lot better. I think one of the things about our culture is that we’re quite modest. You know, we like to walk softly and carry a big stick. A lot of our C02 history has been in processing C02 for enhanced oil recovery, but also recovering C02 from industrial sources to be used for dry ice, carbonation, and that sort of thing. And those volumes aren’t huge. They’re not huge like the oil sands we need to develop to get into the real decarbonizing of their industries. But the fact that this technology is scalable. With this combined business we achieved some scale that will really allow us to pursue some of those bigger projects over the coming years when the regulatory framework and customer framework is in place to do so.

Andrew: You’re going to have a market cap I believe back at the envelop of something like $800 million U.S. here?

Marc: That’s what we’re looking for, yeah, total enterprise value is about 1.5.

Andrew: Right. Now to just get back to the stock. It’s tough – I mean it’s the luck of the draw, the deal was announced on a day when those stock markets weak. Do think that’s helping to press the shares?

Marc: I definitely think it is. Kinda like what I said today Adam, the trading down today and up of Exterran isn’t unexpected for a lot of different market reasons. And I’m not a trader per se. We definitely are doing this transaction for the long-term benefit of our shareholders. We’ve had a lot of communications today with shareholders and analysts as you can imagine. And a lot of them are, like listen, this feels like a really good long-term deal. It’s not without risks but we trust you and the management team to manage those risks, to understand them, and really deliver long-term shareholder value.

Andrew: Last time I looked at your yield, it was at about 1.6%. Would you ever turn yourself into a more yield-heavy company like so many of the actual energy producers are doing?

Marc: We would, and you know, a big part of the energy market in general, since probably the middle of 2019 was really characterized by investors going, hey, oil and gas producers and service providers, where are the returns? And where is the return on capital to shareholders and that really spurred a lot of capital efficiency from the producers, it spurred a lot consolidation to lower cost structures to generate that extra free cash flow that they could return to shareholders. I would say it’s about time that the energy services sector started doing deals just like this for the same reason. You know, our business will be 70% of our revenues or our gross margin will be recurring or under contract and we think that’s the kind of transformation that can really underpin a more stable dividend policy that we could have had a s stand-alone company that was much more cyclical in the manufacturing realm. So returning capital to shareholders and a long-term sustainable way was definitely one of the things that caught our attention when we were conceiving of this deal in the first place.

Andrew: That’s interesting because, I mean, energy services traditionally – I know I’m generalizing here, have been such an up and down business. When times are good, they boom but the contracts all get cut when oil prices drop.

Marc: That’s part of it. Enerflex is a 40-year old company. Exterran is a 65-year old company. And both companies started manufacturing equipment for producers extremely cyclical. And really the last ten years of our company history has been using our core competencies in this modularized equipment that we think we did it better than anybody to build a more recurring revenue stream. Really, we want to be an investment more so than a trade and I think as we build up those recurring revenues to that level, that we’re going to get, of the preformed entity when we close it, we feel we’re a really great investment and a long-term energy infrastructure investment and less of a cyclical trade.

Advisory Regarding Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the respective management expectations about future events, results of operations and the future performance (both operational and financial) and business prospects of Enerflex Ltd., Exterran Corp., or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this press release includes (without limitation) forward looking information pertaining to: the expectation that the Transaction will strengthen Enerflex’s ability to serve customers and enhance shareholder value; the anticipated financial performance of the combined entity, including its expected gross margin and the acceleration of its generation of recurring gross margins; the expected run rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; the listing of Enerflex shares on the NYSE or NASDAQ, as applicable, to be effective upon Transaction close; the listing of the Enerflex common shares being issued in connection with the Transaction on the TSX; anticipated shareholder value; expected accretion to Adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess free cash flow beginning in 2023; pro forma geographic exposure and the expected revenues associated therewith; future capital expenditures, including the amount and nature thereof; product bookings and backlog; oil and gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain oil and gas markets; expectation in respect of excess free cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the energy service markets; expectations regarding future dividends; the 3-year revolving credit facility and 5-year bridge loan facility and the combined entity’s related targets of bank-adjusted net debt to EBITDA and the timing thereof; the bridge loan facility providing financing to backstop an anticipated issuance of new debt securities and the timing thereof; the committed financing being sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business; the priorities of the combined entity in 2023 following capital commitments in 2022; expectations and implications of changes in government regulation, laws and income taxes; environmental, social, and governance matters; the combined entity’s ability to deliver sustainable solutions; the constitution of the Board of Directors of the combined entity as at closing of the Transaction; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith; the disclosures provided under the heading “Select Pro Forma Financial Information”; Exterran’s expectations regarding its fourth quarter 2021 results; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates and analysis made by Enerflex and its perception of trends, current conditions and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction.

All forward-looking information in this press release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions including volatility in the price of oil, gas, and gas liquids, interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure including new environmental, taxation and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this press release, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this press release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form and Exterran’s Form 10-K, each for the year ended December 31, 2020, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and nine months ended September 30, 2021, located on SEDAR and EDGAR respectively. In addition, the effects and impacts of the ongoing COVID-19 pandemic, the rapid decline in global energy prices and the length of time to significantly reduce the global threat of COVID-19 on Enerflex’s, Exterran’s, and the combined entity’s respective businesses, the global economy and markets are unknown and cannot be reasonably estimated at this time and could cause actual results to differ materially from the forward-looking statements contained in this press release.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this press release is made as of the date of this press release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. This press release and its contents should not be construed, under any circumstances, as investment, tax or legal advice.

All figures in US dollars unless otherwise indicated.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed Transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular, and other relevant materials in connection with the Transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with SEDAR may be obtained free of charge from the SEDAR’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. The documents filed by Exterran with the SEC may also be obtained free of charge at Exterran’s investor relations website at https://www.exterran.com/EXTN. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s ’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021 and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s Annual Information Form, which was filed with SEDAR on February 24, 2021. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to the Transaction when it is filed with the SEC.